Exhibit 99.2

POSTMEDIA NETWORK INC.

NOTICE OF MEETING OF SECOND LIEN NOTEHOLDERS

TO HOLDERS OF THE 12.50% SENIOR SECURED NOTES DUE JULY 15, 2018 OF POSTMEDIA NETWORK INC. (the “Second Lien Notes”):

NOTICE IS HEREBY GIVEN that, pursuant to an order (the “Interim Order”) of the Ontario Superior Court of Justice (the “Court”) dated August 5, 2016, a meeting (the “Second Lien Noteholders’ Meeting”) of the registered holders of the Second Lien Notes (the “Second Lien Noteholders”) of Postmedia Network Inc. will be held at Goodmans LLP, 333 Bay Street Suite 3400, Toronto, Ontario M5H 2S7, on the 7th day of September, 2016, at 9:30 a.m. (Toronto time) for the following purposes:

1.

to consider, and if deemed advisable, to pass, with or without variation, a resolution (the “Second Lien Noteholders’ Arrangement Resolution”), the full text of which is set out in Appendix B to the accompanying management information circular (the “Circular”), approving an arrangement (the “Arrangement”) pursuant to Section 192 of the Canada Business Corporations Act, which Arrangement is more particularly described in the Circular;

2.

to consider, and if deemed advisable, to pass, with or without variation, a resolution (the “Rights Plan Amendments Resolution”), the full text of which is set out in Appendix D to the accompanying Circular, approving certain amendments to the shareholder rights plan agreement dated as of November 8, 2010 between Postmedia Network Canada Corp. (“PNCC”) and Computershare Trust Company of Canada, as rights agent, which amendments are more particularly described in the Circular;

3.	to transact such other business as may properly come before the Second Lien Noteholders’ Meeting or any adjournment thereof.

The record date (the “Record Date”) for entitlement to notice of the Second Lien Noteholders’ Meeting has been set by the Court, subject to any further order of the Court, as August 5, 2016. At the Second Lien Noteholders’ Meeting, each Second Lien Noteholder as of the Record Date will have one vote for each US$1,000 of principal amount of Second Lien Notes owned by such Second Lien Noteholder at the Record Date.

Subject to any further order of the Court, the Court has set the quorum for the Second Lien Noteholders’ Meeting as the presence, in person or by proxy, of two or more persons entitled to vote at the Second Lien Noteholders’ Meeting.

A Second Lien Noteholder may attend the Second Lien Noteholders’ Meeting in person or may appoint another person as proxyholder. The voting information form to be delivered by the trustee of the Second Lien Notes nominates Rod Phillips and Paul Godfrey and either one of them with full power of substitution as proxyholders. A Second Lien Noteholder may appoint another person as his, her or its proxyholder by inserting the name of such person in the space provided in the applicable voting instruction card received from its broker or other intermediary. Persons appointed as proxyholders need not be Second Lien Noteholders.

Subject to any further order of the Court, the vote required to pass the Second Lien Noteholders’ Arrangement Resolution is the affirmative vote of at least 66 2⁄3% of the votes cast by Second Lien Noteholders present in person or by proxy at the Second Lien Noteholders’ Meeting and entitled to vote on the Second Lien Noteholders’ Arrangement Resolution. The implementation of the plan of arrangement, which is attached as Appendix F to the Circular, is also subject to approval by the holders of 8.25% senior secured notes of Postmedia Network Inc. due August 16, 2017 (the “First Lien Noteholders”) at a separate meeting and the approval of the Court, as well as the satisfaction or waiver of certain other conditions. The First Lien Noteholders’ meeting is scheduled to be heard at 9:00 a.m. (Toronto time) on September 7, 2016 at 333 Bay Street Suite 3400, Toronto, Ontario M5H 2S7.

All Second Lien Noteholders and the holders (the “Shareholders”) of the voting shares and the variable voting shares in the capital of PNCC (the “Shares”) shall vote as one class for the purposes of voting on the Rights Plan Amendments Resolution. In order for the Rights Plan Amendments Resolution to be passed, not less than (i) a simple majority of the aggregate number of votes cast at the Second Lien Noteholders’ Meeting and the special meeting of the Shareholders to be held on September 7, 2016, on the basis of one vote for each Share to be held upon completion of the Recapitalization (based on Shares and Second Lien Notes held as at the Record Date), and (ii) a simple majority of the aggregate number of votes cast at such meetings, on the basis of one vote for each Share to be held upon completion of the Recapitalization (based on Shares and Second Lien Notes held as at the Record Date) (without giving effect to votes cast by any Person that will hold more than 20% of the total number of outstanding New Shares upon completion of the Recapitalization, which, based on Shares and Second Lien Notes held as at the Record Date, will include Chatham Fund, LP and/or Chatham Asset High Yield Master Fund, Ltd.), must be cast in favour of the Rights Plan Amendments Resolution.

DATED at Toronto, Ontario, this 5th day of August, 2016.

By Order of the Board of Directors of Postmedia Network Inc.

Paul Godfrey (signed)
President and Chief Executive Officer

If you are a non-registered Second Lien Noteholder and you receive these materials through your broker, custodian, nominee or other intermediary, you should follow the instructions provided by your broker, custodian, nominee or other intermediary in order to vote your Second Lien Notes.  If you are a registered Second Lien Noteholder, whether or not you are able to be present at the Second Lien Noteholders’ Meeting you are requested to vote following the instructions provided on the appropriate voting instruction card or proxy using one of the available methods. In order to be effective, proxies or voting information forms, as applicable, must be received by Kingsdale Shareholder Services prior to 12:00 p.m. (Toronto time) on September 2, 2016 (or, in the event that the Second Lien Noteholders’ Meeting is adjourned or postponed, prior to 12:00 p.m. (Toronto time) on the business day prior to the date fixed for the adjourned or postponed Second Lien Noteholders’ Meeting) at one of the following addresses:

By Mail:	By Overnight Courier:	By Hand:

Kingsdale Shareholder Services The Exchange Tower 130 King Street West, Suite 2950 P.O. Box 361 Toronto, Ontario, M5V 1E2	Kingsdale Shareholder Services The Exchange Tower 130 King Street West, Suite 2950 P.O. Box 361 Toronto, Ontario, M5V 1E2	Kingsdale Shareholder Services The Exchange Tower 130 King Street West, Suite 2950 P.O. Box 361 Toronto, Ontario, M5V 1E2

If Second Lien Noteholders have any questions about obtaining and completing proxies, they should contact Kingsdale Shareholder Services at 1-866-581-0506 (toll-free within Canada or the United States) or 1-416-867-2272 (for calls outside Canada and the United States) or email at contactus@kingsdaleshareholder.com.

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